Exhibit 99.1

Dominion Diamond Corporation Announces the Appointment of President and Chief Operating Officer

TORONTO, May 27, 2013 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") is pleased to announce the appointment of Mr Chantal Lavoie to the position of President and Chief Operating Officer of Dominion Diamond Ekati Corporation. As of July 1st, Mr Lavoie will be responsible for the Company's mining operations and will be based in Yellowknife, Northwest Territories.

Mr Lavoie is a mining engineer with more than 25 years of experience in open pit and underground mining including permitting, construction, operation and senior management.  His experience includes Manager of the Underground Division at Barrick Gold Corporation's Goldstrike and Chief Operating Officer for De Beers' Canadian mining operations including the Victor Mine in Ontario, the Snap Lake Mine and the Gahcho Kue project in the Northwest Territories. His knowledge of northern diamond mining brings relevant experience to the Company's senior team.   Prior to joining the Company, Mr Lavoie was President and CEO of a small mid-tier gold mining company.  Mr Lavoie is originally from Chicoutimi in Northern Quebec and has worked in Abitibi (Quebec), Northern Nevada (USA), Yellowknife (NT) and recently in Australia. He has a deep understanding of remote, northern operating conditions and their inherent physical and social challenges.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 27-MAY-13